Exhibit 99.1

ATTUNITY LTD. CLOSES PUBLIC OFFERING
RAISING GROSS PROCEEDS OF $20 MILLION
INCLUDING FULL EXERCISE OF OVER-ALLOTMENT OPTION BY UNDERWRITERS

Burlington, MA – (November 26, 2013) – Attunity Ltd. (NASDAQ CM: ATTU), a provider of information availability software solutions, announced today the closing of its previously announced public offering of 2,852,000 ordinary shares, including the exercise of the underwriter’s option to purchase an additional 372,000 ordinary shares, at a price to the public of $7.00 per share. The net proceeds to Attunity from the offering were approximately $18 million after underwriting discounts and commissions and other estimated offering expenses.

Roth Capital Partners acted as sole book-running manager. Craig-Hallum Capital Group acted as co-lead manager for the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the prospectus supplement and accompanying base prospectus relating to this offering may be obtained from Roth Capital Partners, LLC, 888 San Clemente, Newport Beach, CA 92660, (800) 678-9147 or by accessing the Securities and Exchange Commission’s (SEC) website, www.sec.gov.

About Attunity Ltd.

Attunity is a provider of information availability software solutions that enable access, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed-file-transfer (MFT), and cloud data delivery.

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For more information, please contact:
Garth Russell / Diane Imas
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com / dimas@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com